02029872

PE
3/31/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March], 2002

RECEIVED
APR 04 2002
366

MIRAE CORPORATION

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
REPUBLIC OF KOREA

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (✓) No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( ) No (✓)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The registrant files with the Korea Securities Exchange the notice dated March 29, 2002. Attached is English language version of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2002

Mirae Corporation

By /s/ Mi-Ri Chung
Name: Mi-Ri Chung
Title: Public Disclosure Representative of Investor Relations Team

Contacts:
Mi-Ri Chung: (82-41) 559-8710
mrchung@mirae.co.kr

MIRAE CORPORATION ANNOUNCES RESULTS FOR FOURTH QUARTER AND FISCAL YEAR 2001

Seoul, Korea, March 29, 2002 - Mirae Corporation (Nasdaq: MRAE) today reports results in fiscal year 2001 which ended December 31, 2001. The Company reported sales of 51,137 million won, decreased 62.4 percent from 135,953 million won in FY2000. Operating loss in FY2001 was 35,214 million won, a significant changeover from the operating income of won 9,798 million for FY2000. Net loss was 98,699 million won or 822 won per share, the conversion from net income of 4,893 million or 40 won per share for FY 2000.

To announce the results in each sector, the SMD placement achieve the sales result with 20,992 million won 70.5 percent decreased yoy. In each sector, by division , Semiconductor Equipment Division 36%, SMT (SMD placement systems) 41%, System (former TFT-LCD testers and handlers) 11% and others (including Lead Frame Magazines) 12%.

The company also announces the results of its fourth fiscal quarter, with record sales and net loss. Record sales were 12,117 million won, a decline of 58 percent from the previous quarter and net loss was 57,128 million won.

The sharp drop of sales in the fourth quarter was due to both the industrial downturn and the temporary vacuum in SMD sales in North America and Europe caused by bankruptcy of Quad Corp.. The net loss is caused from the equity in losses of affiliates , provision for payment guarantee and the write-offs of inventory and investment securities, deferred R&D costs and deferred income taxes. Net losses from the equity method were accounted for 7,181 million won at the fourth quarter and 14,619 million won at the fiscal year 2001.

To brief the result of Mirae Corporation again, the semiconductor market had been recessed by over 66% in the statistics. Mirae Corporation has faced with the unprecedented difficulties with sales loss. The net loss was resulted from not only a sluggish sales activities in America and Europe area caused by Quad's Bankruptcy but also reflective into the expenses the deficit causing factors to make the company have sound financial status. As described above, company provised 10,759 million won of payment guarantee allowance and wrote-off 16,751 million won of inventory, 9,263 million won of investment securities, 4,429 million won of deferred R & D cost and 13,745 million won of deferred income tax assets.

Mirae started the Restucturing from mid of 2001 to lead the market with proactive solution. We believe this restructuring will lead the company to reduce the fixed costs and raw materials.

First, to increase the cash flow, Mirae sold the assets that were not needed directly with core management.

Second, to focus on the mechatronics business, Mirae arranged the non-core business with spin-off the system department, finger print business and the affiliated company that could not create the profits.

Third, to reflect the responsibility for the business result in 2001, two directors and outside director were resigned and several job-cuts with 30%. The employee reduced from 525 to 325.

Mr. Harry (D.H. Chang), CEO said that "With continued efforts, Mirae will do its best for obtaining the plentiful cash flow and will make a foundation of sound financial structure especially, sales profits, cost savings and effective disposal of fixed assets."

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet as of Dec. 31, 2001 and statement of operation, statements of disposition of deficit and statements of cash flows for the year ended Dec. 31, 2001 have been audited by independent auditors. In all other respects, these unconsolidated balance sheet, statement of operation, statements of disposition of deficit and statements of cash flows under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of disposition of deficit and statements of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems with active investments in Internet related businesses including Lycos Korea (Korean internet portal site) and SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

MIRAE CORPORATION
NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
DECEMBER 31, 2001 AND 2000
(In millions of Korean won)

ASSETS	**2001** (Audited)	**2000** (Audited)
CURRENT ASSETS :		
Cash and cash equivalents	₩16,971	₩21,349
Short-term financial instruments	21,009	424
Marketable securities	17,329	8,849
Accounts receivable - trade, net	29,726	61,272
Accounts receivable - other	1,545	1,515
Inventories	52,286	70,887
Short-term loan	242	675
Advance payments	10,619	3,069
Prepaid expenses and other	1,270	355
Total Current Assets	150,997	168,395
NON-CURRENT ASSETS :		
Property, plant and equipment - net	129,153	116,402
Intangible assets - net		
Research and development costs	11,959	13,584
Other	421	175
Investment securities	20,362	41,871
Long-term and restricted bank deposits	23	288
Guarantee deposits, net	3,288	4,535
Deferred income tax assets	-	13,745
Long-term loans	7,162	7,214
Other	295	453
Total Non-Current Assets	172,663	198,267
TOTAL ASSETS	₩323,660	₩366,662

(Continued)

MIRAE CORPORATION
NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
DECEMBER 31, 2001 AND 2000
(In millions of Korean won)

LIABILITIES AND SHAREHOLDERS' EQUITY	**2001**	**2000**
	(Audited)	**(Audited)**
CURRENT LIABILITIES :		
Accounts payable - trade	₩2,135	₩13,114
Accounts payable - other	12,571	3,249
Short-term Borrowings	46,180	-
Advance receipts from customers	262	1,297
Income taxes payable	-	1,975
Devidends payable	-	1,846
Short-term guarantee deposits received	16,752	12,292
Provision for payment guarantee	10,273	-
Accrued expenses and other	2,201	3,209
Total Current Liabilities	90,374	36,982
LONG-TERM LIABILITIES :		
Long-term guarantee deposits received	1,737	8,831
Accrued severance indemnities, net	2,589	2,897
Total Long-term Liabilities	4,326	11,728
Total Liabilities	94,700	48,710
SHAREHOLDERS' EQUITY :		
Capital stock		
Common stock - par value ₩100 per share; issued and outstanding 123 million shares as of December 31, 2000 and 2001, respectively	12,464	12,464
Capital surplus :		
Additional paid-in capital	183,937	241,752
Retained earnings :		
Appropriated	-	28,021
Unappropriated	-	5,416
Capital adjustments :		
Unrealized gain on investment securities	37,204	34,554
Additional paid-in capital - employee stock options	198	588
Treasury stock	(4,843)	(4,843)
Total Shareholders' Equity	228,960	317,952
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	₩323,660	₩366,662

MIRAE CORPORATION
NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In millions of Korean won, except per share data)

	2001 (Audited)	2000 (Audited)
SALES	₩51,137	₩135,953
COST OF SALES	49,372	104,214
GROSS PROFIT	1,765	31,739
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	36,979	21,941
OPERATING INCOME (LOSS)	(35,214)	9,798
OTHER INCOME :		
Interest income	2,459	5,687
Gain on disposal and valuation of marketable securities	2,246	1,726
Foreign exchange and translation gains	2,451	2,551
Equity in gains of affiliates	-	1,144
Rental income	537	655
Gain on disposal of investment securities	60	436
Other	2,019	1,776
	9,772	13,975
OTHER EXPENSES :		
Interest expense	2,410	2,486
Loss from disposal and valuation of marketable securities	179	402
Donations	-	503
Foreign exchange and translation losses	163	670
Loss from valuation of inventories	16,751	817
Provision for doubtful other accounts	10,759	5,066
Equity in losses of affiliates	14,619	12,132
Loss from disposal and valuation of investment securities	9,263	-
Loss from impairment of deferred research and development costs	4,429	-
Other	939	252
	59,512	22,328
INCOME(LOSS) BEFORE INCOME TAXES	(84,954)	1,445
INCOME TAX EXPENSE (BENEFIT)		
Current	-	3,680

Deferred	13,745	(7,127)
	13,745	(3,447)
NET INCOME(LOSS)	(₩98,699)	₩4,892
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares)	120	121
NET INCOME(LOSS) PER SHARE (In Korean won)	(₩822)	₩40

MIRAE CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In millions of Korean won)

	2001 (Audited)	2000 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES :		
Net income (loss)	(₩98,699)	₩4,892
Expenses not involving cash payments :		
Depreciation and amortization	8,467	10,615
Loss from impairment of deferred research and development cost	4,429	-
Provision for severance indemnities	2,404	1,515
Allowance for bad debts	21,001	5,622
Loss from valuation of inventories	16,751	817
Loss from valuation of securities	179	-
Foreign currency translation loss	-	208
Equity in losses of affiliate	14,619	12,132
Compensation cost related to stock options	198	588
Loss from disposal and valuation of investment securities	9,263	-
Other	158	516
Sub-total	77,469	32,013
Income not involving cash receipts :		
Foreign currency translation gain	(899)	(1,286)
Equity in gains of affiliate	-	(1,144)
Gain on disposal and valuation of marketable securities	(2,246)	(1,726)
Gain on disposal of investment securities	(60)	(436)
Other	(840)	(116)
Sub-total	(4,045)	(4,708)
Changes in assets and liabilities related to operating activities :		
Accounts receivable - trade	22,200	(50,669)
Accounts receivable - other	(30)	3,237
Inventories	1,850	(41,766)
Accrued interest income	123	82
Advance payments and other current assets	(9,077)	647
Accounts payable - trade	(10,974)	(2,124)
Accounts payable - other	9,321	1,312
Income taxes payable	(1,975)	1,975
Advance receipts from customers	(1,035)	(1,714)
Accrued expenses and other current liabilities	(1,010)	3,000
Deferred income tax assets	13,745	(7,574)
Severance indemnity payments	(2,712)	(556)
Sub-total	20,426	(94,150)
	(4,849)	(61,953)

(Continued)

MIRAE CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 (Audited)	2000 (Audited)
CASH FLOWS FROM INVESTING ACTIVITIES :		
Proceeds from disposal of property, plant and equipment	1,873	171
Proceeds from disposal of investment securities	1,450	478
Decrease in short-term financial instruments	-	16,201
Decrease in long-term loans	1,238	1,054
Decrease in guarantee deposits	1,532	2,187
Decrease in marketable securities	-	5,566
Decrease in short-term loans	143	373
Increase in guarantee deposits received	1,737	20,776
Acquisition of property, plant and equipment	(21,058)	(65,682)
Acquisition of investment securities	(1,092)	(14,871)
Decrease (increase) in long-term and restricted bank deposits - net	-	(187)
Increase in short-term financial instruments	(20,585)	-
Increase in marketable securities	(6,413)	-
Increase in long-term loans	(889)	(328)
Increase in guarantee deposits	(306)	(1,961)
Increase in deferred research and development costs	(4,687)	(7,449)
Decrease in guarantee deposits received	(4,371)	-
Decrease in investments and other non-current assets	116	(180)
	(51,312)	(43,852)
CASH FLOWS FROM FINANCING ACTIVITIES :		
Increase in short-term borrowings	46,180	-
Issuance of common stock	-	135,259
Decrease in treasury stock	17,448	-
Increase in treasury stock	(10,000)	-
Payment of stock issuance costs	-	(7,141)
Payment of dividends	(1,845)	(2,161)
	51,783	125,957
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,378)	20,152
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	21,349	1,197
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	₩16,971	₩21,349

MIRAE CORPORATION
NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In millions of Korean won)

	2001 (Audited)	2000 (Audited)
ACCUMULATED DEFICIT(RETAINED EARNINGS) BEFORE DISPOSITION		
Beginning of the year	(₩5,416)	(₩6,098)
Cumulative effect on prior years of change in accounting policies	-	1,620
Net loss(income)	98,699	(4,892)
End of year	93,283	(9,370)
DISPOSITION(TRANSFER FROM VOLUNTARY RESERVES)		
Reserve for technology develeopment	2,000	(1,000)
Reserve for business expansion	16,000	-
Legal reserve	1,670	-
Reserve for business rationalization	6,859	-
Additional paid-in capital	57,815	-
Other capital surplus	7,447	-
Reserve for overseas markets exploration and other	1,492	(81)
Sub-total	93,283	(1,081)
APPROPRIATIONS		
Legal reserve	-	190
Reserve for business rationalization	-	3,000
Cash dividends	-	1,845
Sub-total	-	5,035
UNDISPOSITIONED DEFICIT(RETAINED EARNINGS) TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	₩-	(₩5,416)